UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 25, 2021: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2021.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-237128) filed with the Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 26, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2021

Maroussi, Athens, Greece – May 25, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2021.

First Quarter 2021 Financial Highlights:

•

Total net revenues of $14.3 million. Net income of $3.8 million; net income attributable to common shareholders (after a $0.1 million of dividend on Series B Preferred Shares and a $0.1 million of preferred deemed dividend arising out of the redemption of approximately $2 million of Series B Preferred Shares in the first quarter of 2021) of $3.6 million or $0.53 per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $3.0 million or $0.45 per share basic and diluted.

•

Adjusted EBITDA1 was $5.6 million.

•

An average of 14.0 vessels were owned and operated during the first quarter of 2021 earning an average time charter equivalent rate of $12,134 per day.

•

The Company declared a dividend of $0.1 million on its Series B Preferred Shares. The dividend will be paid in cash.

Additional announcement:

The Company has completed its first Environment, Social & Governance (“ESG”) report which will be available on its web site on May 26, 2021.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: ~~“~~Over the last three months, the containership markets have continued their upward path exceeding their previous peak of 2008 and coming within reach to challenge their all-time highs last observed in 2005. Recovering demand and inefficiencies in container transport logistics, like port congestion, crew replacement and COVID related protocols, have been combined with modest supply growth to support the present market levels. The higher rates, naturally, have had a very positive effect on our profitability which is to further increase as the remaining of our vessels will renew their legacy charters during the following 4-5 months. In addition to chartering our vessels at higher rates, the strong market has allowed us to pursue charters of longer periods, of two or more years, thus, establishing visibility of our earnings well into next year and even 2023.

“We believe that the favorable market fundamentals will continue over the remainder of this and the next year as world economies are projected to continue recovering from their pandemic induced slowdowns and to register strong growth rates while, in parallel, vessel deliveries are expected to be modest over the same period.

“Our strategy is focused on ensuring that Euroseas remains a significant participant in the feeder/intermediate containership segment, expanding in a risk measured and accretive manner and using our public listing as a potential platform to consolidate privately owned vessels or fleets. Furthermore, as our liquidity increases, we are evaluating possible uses of any accumulated funds in terms of further deleveraging our balance sheet, exploiting investment opportunities or rewarding our shareholders by re-instituting common stock dividends.

“Finally, we are pleased to have completed our first Environment, Social & Governance report. Our ESG responsibilities is an integral part of our strategy and our overall success and we look forward to regularly communicating our progress on this front to our shareholders and investors.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2021 reflect the increased charter rates our vessels earned due to the major recovery of the market compared to the same period of last year. Our net revenues decreased to $14.3 million in the first quarter of 2021 compared to $15.4 million during the same period of last year due to the lower number of vessels we operated in the first quarter of 2021. During the first quarter of 2021 we operated 14.0 vessels versus 19.0 vessels during the same period of last year.

“On a per-vessel-per-day basis, our vessels earned a 26.2% higher average charter rate in the first quarter of 2021 as compared to the same period of 2020. Again, on a per-vessel-per-day basis, the sum of vessel operating expenses, management fees and general and administrative expenses increased by 17.6% during the first quarter of 2021 as compared to the same period in 2020 which was attributable to increased supply of stores, increase in hull and machinery insurance premiums and the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

“Adjusted EBITDA during the first quarter of 2021 was $5.6 million compared to $4.1 million achieved for the first quarter of 2020.”

“Finally, as of March 31, 2021, our outstanding debt (excluding the unamortized loan fees) is about $65.1 million versus restricted and unrestricted cash of about $6.4 million.”

First Quarter 2021 Results:

For the first quarter of 2021, the Company reported total net revenues of $14.3 million representing a 7.3% decrease over total net revenues of $15.4 million during the first quarter of 2020. On average, 14.0 vessels were owned and operated during the first quarter of 2021 earning an average time charter equivalent rate of $12,134 per day compared to 19.0 vessels in the same period of 2020 earning on average $9,615 per day. The Company reported a net income for the period of $3.8 million and a net income attributable to common shareholders of $3.6 million, as compared to a net income of $2.0 million and a net income attributable to common shareholders of $1.8 million for the first quarter of 2020.

Vessel operating expenses for the first quarter of 2021 amounted to $6.9 million as compared to $8.0 million for the same period of 2020. The decreased amount is due to the lower number of vessels owned and operated in the first quarter of 2021 compared to the corresponding period of 2020, partly offset by the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the increased supply of stores and the increase in hull and machinery insurance premiums. Depreciation expense for the first quarter of 2021 amounted to $1.6 million compared to $1.7 million for the same period of 2020 due to the decreased number of vessels in the Company’s fleet. Related party management fees for the first quarter of 2021 decreased to $1.1 million from $1.3 million for the same period of 2020 for the same reason. In the first quarter of 2021 and 2020, none of our vessels underwent drydocking and certain expenses were incurred in connection with upcoming drydockings; finally, during the first quarter of 2021, we had other operating income of $0.2 million relating to settlement of accounts with charterers of sold vessels.

Interest and other financing costs for the first quarter of 2021 amounted to $0.7 million compared to $1.3 million for the same period of 2020. This decrease is due to the decreased amount of debt and the decrease in weighted average LIBOR rate in the current period compared to the same period of 2020. For the three months ended March 31, 2021 the Company recognized a $0.48 million loss on its interest rate swap contract, comprising a $0.52 million unrealized loss and a $0.04 million realized gain.

Adjusted EBITDA1 for the first quarter of 2021 was $5.6 million, compared to $4.1 million achieved for the first quarter of 2020. Please see below for Adjusted EBITDA reconciliation to net income.

Basic and diluted earnings per share for the first quarter of 2021 was $0.53, calculated on 6,711,408 basic and 6,749,393 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $0.32 for the first quarter of 2020, calculated on 5,576,960 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives and the loss on sale of vessel, the adjusted earnings per share for the quarter ended March 31, 2021 would have been $0.45 per share basic and diluted, respectively, compared to adjusted earnings of $0.17 per share basic and diluted for the first quarter of 2020, after excluding amortization of below market time charters acquired. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE (*)	Intermediate	71,366	5,610	2001	TC until Oct-21 TC until Oct-22	$17,250 $20,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-21 TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until Jul-21	CONTEX(**) 4250 less 10%, i.e. $37,850 from 22/4/21 until 22/7/21
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
EM CORFU (+)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P (+)	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES (+)	Feeder	23,224	1,740	2007	TC until Jul-21	$8,100
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until May-21 TC until April-23	$7,200 $20,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	14	539,487	42,281

Note: (*) TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for containerships. It is based on assessments of the current day charter rates of six selected containership types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

 Summary Fleet Data:

	Three Months, Ended March 31, 2020	Three Months, Ended March 31, 2021
FLEET DATA
Average number of vessels (1)	19.00	14.00
Calendar days for fleet (2)	1,729.0	1,260.0
Scheduled off-hire days incl. laid-up (3)	-	-
Available days for fleet (4) = (2) - (3)	1,729.0	1,260.0
Commercial off-hire days (5)	18.2	-
Operational off-hire days (6)	65.8	41.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,645.0	1,218.8
Fleet utilization (8) = (7) / (4)	95.1%	96.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	96.2%	96.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,615	12,134
Vessel operating expenses excl. drydocking expenses (12)	5,417	6,310
General and administrative expenses (13)	464	604
Total vessel operating expenses (14)	5,881	6,914
Drydocking expenses (15)	13	65

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses and management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Wednesday, May 26, 2021 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until Tuesday, June 1, 2021, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2021 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2020	2021

Revenues
Time charter revenue	16,131,322	14,916,567
Commissions	(698,515)	(607,249)
Net revenues	15,432,807	14,309,318

Operating expenses / (income)
Voyage expenses	314,554	127,409
Vessel operating expenses	8,037,863	6,864,353
Drydocking expenses	23,823	82,209
Vessel depreciation	1,727,085	1,596,543
Related party management fees	1,328,822	1,086,405
Loss on sale of vessel	-	9,417
General and administrative expenses	802,376	760,977
Other operating income	-	(216,496)
Total operating expenses, net	12,234,523	10,310,817

Operating income	3,198,284	3,998,501

Other income / (expenses)
Interest and other financing costs	(1,251,412)	(694,307)
Gain on derivative, net	-	484,910
Foreign exchange gain/ (loss)	1,628	(241)
Interest income	8,595	1,214
Other expenses, net	(1,241,189)	(208,424)

Net income	1,957,095	3,790,077
Dividend Series B Preferred shares	(159,562)	(138,269)
Preferred deemed dividend	-	(86,356)
Net income attributable to common shareholders	1,797,533	3,565,452
Earnings per share, basic and diluted	0.32	0.53
Weighted average number of shares, basic	5,576,960	6,711,408
Weighted average number of shares, diluted	5,576,960	6,749,393

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2020	March 31, 2021

ASSETS
Current Assets:
Cash and cash equivalents	3,559,399	3,629,150
Trade accounts receivable	2,013,023	1,399,710
Other receivables	1,866,624	2,093,941
Inventories	1,662,422	1,638,868
Restricted cash	345,010	341,432
Prepaid expenses	244,315	420,454
Total current assets	9,690,793	9,523,555
Fixed assets:
Vessels, net	98,458,447	97,107,065
Long-term assets:
Restricted cash	2,433,768	2,434,267
Derivative	-	191,825
Total assets	110,583,008	109,256,712

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	20,645,320	21,145,320
Related party loan, current	2,500,000	-
Trade accounts payable	2,854,377	2,376,280
Accrued expenses	1,300,420	1,536,931
Accrued preferred dividends	168,676	215,338
Deferred revenue	949,364	629,969
Due to related company	24,072	1,769,238
Derivative	203,553	229,798
Total current liabilities	28,645,782	27,902,874

Long-term liabilities:
Long-term bank loans, net of current portion	46,220,028	43,583,848
Derivative	362,195	-
Total long-term liabilities	46,582,223	43,583,848
Total liabilities	75,228,005	71,486,722

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,365 and 6,365 issued and outstanding, respectively)	8,019,636	6,105,992
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 6,791,847, issued and outstanding)	201,268	203,755
Additional paid-in capital	257,467,980	258,228,672
Accumulated deficit	(230,333,881)	(226,768,429)
Total shareholders’ equity	27,335,367	31,663,998
Total liabilities, mezzanine equity and shareholders’ equity	110,583,008	109,256,712

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2020	2021

Cash flows from operating activities:
Net income	1,957,095	3,790,077
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	1,727,085	1,596,543
Amortization of deferred charges	61,156	49,280
Share-based compensation	30,404	28,765
Loss on sale of vessel	-	9,417
Unrealized gain on derivatives	-	(527,775)
Amortization of fair value of below market time charters acquired	(846,405)	-
Changes in operating assets and liabilities	(903,784)	1,422,694
Net cash provided by operating activities	2,025,551	6,369,001

Cash flows from investing activities:
Cash paid for vessels capitalized expenses and sale expenses	(149,420)	(208,457)
Advance received for vessel held for sale	1,133,817	-
Net cash provided by / (used in) investing activities	984,397	(208,457)
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	743,552
Preferred dividends paid	(161,315)	(91,607)
Repayment of long-term bank loans	(3,285,460)	(2,185,460)
Repayment of related party loan	-	(2,500,000)
Offering expenses paid	(40,486)	(60,357)
Net cash used in financing activities	(3,487,261)	(6,093,872)

Net (decrease)/ increase in cash, cash equivalents, and restricted cash	(477,313)	66,672
Cash, cash equivalents, and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents, and restricted cash at end of period	5,452,748	6,404,849
Cash breakdown
Cash and cash equivalents	508,105	3,629,150
Restricted cash, current	810,376	341,432
Restricted cash, long term	4,134,267	2,434,267
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	5,452,748	6,404,849

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Net income	1,957,095	3,790,077
Interest and finance costs, net (incl. interest income)	1,242,817	693,093
Vessel depreciation	1,727,085	1,596,543
Loss on vessel sale	-	9,417
Gain on interest rate swap derivative, net	-	(484,910)
Amortization of below market time charters acquired	(846,405)	-
Adjusted EBITDA	4,080,592	5,604,220

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, gain on interest rate swap, loss on sale of vessel and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, gain on interest rate swap, loss on sale of vessel, depreciation and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted Net Income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Net income	1,957,095	3,790,077
Unrealized gain on derivative	-	(527,775)
Amortization of below market time charters acquired	(846,405)	-
Loss on sale of vessel	-	9,417
Adjusted net income	1,110,690	3,271,719
Preferred dividends	(159,562)	(138,269)
Preferred deemed dividend	-	(86,356)
Adjusted net income attributable to common shareholders	951,128	3,047,094
Adjusted earnings per share, basic and diluted	0.17	0.45
Weighted average number of shares, basic	5,576,975	6,711,408
Weighted average number of shares, diluted	5,576,975	6,749,393

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized gain on derivative, loss on sale of vessel and amortization of below market time charters acquired. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain on derivative, loss on sale of vessel and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate containerships. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com